

June 24, 2020

Ross Orr
Chief Executive Officer
BacTech Environmental Corporation
37 King Street, Suite 409
East Toronto
Ontario, Canada M5C 1E9

> **Re: BacTech Environmental Corporation**
> **Amendment No. 2 to Offering Statement on Form 1-A**
> **Filed June 19, 2020**
> **File No. 024-11187**

Dear Mr. Orr:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 17, 2020 letter.

Offering Statement on Form 1-A filed June 19, 2020

Dilution, page 14

1. Please update the historical net tangible book values utilized in your dilution tables along with the related computations to be not less current than the most recent financial statements included in the filing, e.g. presently as of December 31, 2019.

       You may contact John Cannarella, Staff Accountant, at (202) 551-3337 or Karl Hiller, Accounting Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. Please contact Anuja A. Majmudar, Attorney-Adviser, at (202) 551-3844 or, in her absence, Karina Dorin, Attorney-Adviser, at (202) 551-3763 with any other questions.

                                       Sincerely,

                                       Division of Corporation Finance
                                       Office of Energy & Transportation

cc: Andrew Coldicutt